Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall
San Diego, CA 92121

June 13, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: John Zitko

Re:	Kratos Defense & Security Solutions, Inc. (“Kratos”)

Registration Statement on Form S-4
File No. 333-174760

Dear Mr. Zitko:

This letter is being filed in response to a verbal inquiry received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by our outside legal counsel, Paul, Hastings, Janofsky & Walker LLP, on Friday, June 10, 2011. The Staff asked that we submit a letter confirming our determination that financial statements related to Integral Systems, Inc. (“Integral Systems”) are not required to be included in our Registration Statement on Form S-4, filed with the Commission on June 7, 2011 (File No. 333-174760) (the “Registration Statement”).

We entered into an Agreement and Plan of Merger with Integral Systems on May 15, 2011 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, IRIS Merger Sub Inc., a wholly–owned subsidiary of Kratos, will merge with and into Integral Systems (the “Merger”), with Integral Systems surviving the Merger as a wholly-owned subsidiary of Kratos. The Merger is not expected to close until the third calendar quarter of 2011. However, because we have entered into the Merger Agreement, we have determined that the proposed Merger represents a “probable acquisition”.

The Registration Statement does not register securities being offered to security holders of Integral Systems. Rather, the Registration Statement covers the registration of $285,000,000 aggregate principal amount of Kratos’ 10% Senior Secured Notes due 2017 (and the related guarantees thereof by the subsidiary guarantors identified in the Registration Statement (the “Subsidiary Guarantors”)) issuable in exchange for Kratos’ existing 10% Senior Secured Notes due 2017 (and related guarantees thereof by the Subsidiary Guarantors), which were offered and sold in a transaction exempt from registration under the Securities Act of 1933. Accordingly, in order to determine whether financial statements of Integral Systems should be included in the Registration Statement, we reviewed the requirements of Regulation S-X, Rule 3-05.

Having determined that our proposed acquisition of Integral Systems represents a “probable acquisition”, we evaluated the significance of the acquisition using the criteria set forth in Regulation S-X, Rule 1-02(w), using each entity’s consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the Commission. In particular, we evaluated:

·
the amount of our investment in the acquired business, which was calculated as of May 13, 2011, the last trading day prior to the date we entered into the Merger Agreement, compared to our total assets;

·	the total assets of the acquired business compared to our total assets; and
·	the pre-tax income from continuing operations of the acquired business compared to our pre-tax income from continuing operations.

In each case, we determined the significance of the proposed acquisition to be less than 50%. Accordingly, we did not include financial statements of Integral Systems in the Registration Statement in reliance on Regulation S-X, Rule 3-05(b)(4)(i), which provides that registration statements need not include separate financial statements of the to be acquired business if (i) the acquisition does not exceed any of the conditions of significance set forth in Regulation S-X, Rule 1-02(w) at the 50% level and (ii) the consummation of the acquisition has not yet occurred.

Please advise us if we can provide any further information or assistance to facilitate your review of the Registration Statement. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (858) 812-7321 or to Teri O’Brien of Paul, Hastings, Janofsky & Walker at (858) 458-3031.

Sincerely,

/s/ Deanna Lund

Deanna Lund, Executive Vice President and Chief Financial Officer
for Kratos Defense & Security Solutions, Inc.